Exhibit 4.4
DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

DESCRIPTION OF COMMON STOCK
The following description of the Company’s common stock is based upon the Company’s amended and restated certificate of incorporation (“Charter”), the Company’s Fourth Amended and Restated Bylaws (“Bylaws”) and applicable provisions of Delaware law. We have summarized certain portions of the Charter and Bylaws below. The summary is not complete and is subject to, and is qualified in its entirety by express reference to, the provisions of our Charter and Bylaws, each of which is filed as Exhibits 3.1 and 3.2, respectively, to the Annual Report on Form 10-K of which this Exhibit 4.4 is a part.
Authorized Capital Stock
Under the Charter, the Company’s authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value, and 25,000,000 shares of preferred stock, $0.01 par value.
Common Stock
Common Stock Outstanding. The outstanding shares of the Company’s common stock are duly authorized, validly issued, fully paid and nonassessable. The Company’s common stock is listed and principally traded on the New York Stock Exchange under the ticker symbol “OIS.”
Voting Rights. Each holder of shares of the Company’s common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.
Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of the Company’s preferred stock that may at the time be outstanding, holders of the Company’s common stock are entitled to receive dividends as may be declared from time to time by the Company’s board of directors (the “Board”) out of funds legally available therefor. Dividends may be paid in cash, in property, or in shares of common stock. We have not declared or paid any cash dividends on the Company’s common stock since the Company’s initial offering in 2001. Any future determinations as to the declaration and payment of dividends will be at the discretion of the Company’s Board and will depends on then existing conditions.
Rights upon Liquidation. Holders of the Company’s common stock are entitled to share pro rata, based on the number of shares held, upon any liquidation or dissolution of the Company, in all remaining assets available for distribution to stockholders after payment or providing for the Company’s liabilities and the liquidation preference of any outstanding preferred stock.
Rights and Preferences. Holders of the Company’s common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. The Company’s common stock is also not subject to any conversion, redemption or sinking fund provisions.
Transfer Agent and Registrar. Computershare, Inc. is the transfer agent and registrar for the Company’s common stock.
Preferred Stock
Under the Company’s Charter, without further stockholder action, the Company’s Board is authorized, subject to any limitations prescribed by Delaware law, to provide for the issuance of the shares of preferred stock in one or more series, to establish, from time to time, the number of shares to be included in each such series, to fix the rights, preferences, privileges and restrictions of preferred stock, including provisions related to dividends, conversion, voting, redemption, liquidation.
Certain Provisions of the Company’s Charter and Bylaws
Annual Stockholder Meetings. The Company’s Charter and Bylaws provide that annual stockholder meetings will be held at a date, place (if any) and time, as exclusively selected by the Board.
Special Stockholder Meetings. Subject to the rights of the holders of any series of preferred stock, the Company’s Charter and Bylaws provide that special meetings of the stockholders may only be called by the chairman of the Board or by the resolution of a majority of the Board.

Requirements for Advance Notification of Stockholder Nominations and Proposals. The Bylaws set forth advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of Board.
Classified Board of Directors. The Company’s Charter divides our directors into three classes serving staggered three-year terms. As a result, stockholders will elect approximately one-third of the Board each year.
Amendment of Charter and Bylaws. The Bylaws may be amended by (a) the affirmative vote of the holders of a majority of the voting power of the stock issued and outstanding and entitled to vote or (b) by the affirmative vote of a majority of the Board. Except as otherwise provided in the Charter, the Bylaws or by applicable Delaware law, the Company may amend any provision contained in the Charter in the manner prescribed by law.
Limitations of Liability Directors and Officers. Our directors will not be personally liable to our company or our stockholders for monetary damages for breach of fiduciary duty as a director, except, if required by Delaware law, for liability (1) for any breach of the duty of loyalty to our company or our stockholders; (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (3) for unlawful payment of a dividend or unlawful stock purchases or redemptions; or (iv) for any transaction from which the director derived an improper personal benefit.
Certain Anti-Takeover Effects of Delaware Law
Our Charter and Bylaws contain several provisions that could delay or make more difficult the acquisition of us through a hostile tender offer, open market purchases, proxy contest, merger or other takeover attempt that a stockholder might consider in his or her best interest, including those attempts that might result in a premium over the market price of our common stock. Such anti-takeover provisions include, but are not limited to, provisions related to:

•	classification of the Board with staggered three year terms;

•	removal of directors only with cause;

•	prohibition of stockholder action by written consent;

•	robust requirements for advance notification of stockholder nominations and proposals; and

•	prohibition of stockholders calling a special meeting.